Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tabula Rasa HealthCare, Inc.:

We consent to the use of our reports dated March 1, 2019, with respect to the consolidated balance sheets of Tabula Rasa HealthCare, Inc. and its subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”) , and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated by reference herein.

Our report on the consolidated financial statements refers to a change in the accounting related to revenue recognition in the year ended December 31, 2018 due to the adoption, using the full retrospective method, of Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers”.

Our report dated March 1, 2019, on the effectiveness of internal control over financial reporting as of December 31, 2018, contains an explanatory paragraph that states that Tabula Rasa HealthCare, Inc. acquired Peak PACE Solutions, LLC, Mediture LLC, eClusive LLC and Cognify, Inc. (collectively, the “Acquired Companies”) during 2018, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, the Acquired Companies’ representing approximately 25.2% of total assets and 5.4% of total revenues  of the Company as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquired Companies.

In addition, our report on the effectiveness of internal control over financial reporting as of December 31, 2018, expresses our opinion that Tabula Rasa Healthcare, Inc. did not maintain effective internal control over financial reporting as of December 31, 2018 due to a material weakness related to ineffective information technology controls over user access and program change management related to an information technology system that support the Company’s financial reporting processes related to the revenue associated with one of the Company’s subsidiaries. As a result, process level automated controls and manual controls that are dependent on the completeness and accuracy of information derived from the affected IT system were also ineffective because they could have been adversely impacted.  The material weakness was a result of ineffective processes to assess changes in IT environments and monitor processes to determine consistent control operation as well as insufficient documentation communication and training to support effective control operation.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 4, 2019